

Simone Leigh
(b. 1967)



Masterworks exited a similar Simone Leigh sculpture that delivered 15.4% total net returns after a 36 day hold period. Past performance not indicative of future results. See Investment Thesis for disclosures.

INVESTMENT THESIS

Initial Offering Price
$555,000

Offering Circular
sec.gov

Similar Auction Sales | Record Price


$1.0m
$0.8m
$0.6m
$0.4m
$0.2m
19
20
21
22
23
24

Price Appreciation of Similar Works
20.0%

Sharpe Ratio (1995-2021)	watch video
Simone Leigh	Not enough data
S&P 500	0.56

56% Progress

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Simone Leigh
(b. 1967)

Why we like this offering

1. **Immense Prestige:** Simone Leigh has exhibited at the Venice Biennale, the Guggenheim Museum, and the Tate London over the past 10 years. Her rising institutional success has been mirrored in her auction success.
2. **Similar Exit:** In 2023, we exited a similar Leigh sculpture that delivered 15.4% total net returns after a 36 day hold period.
3. **Top Female Sculptor:** Since 2020, Simone Leigh has sold more than $13 million in sculptures at auction, more than any other contemporary female artist in the category, according to our data.
4. **Record Price Growth:** Leigh has seen attractive record price growth thanks in part to her growing institutional acclaim. Her record price has grown at a rate of 90.5% annually between 2017 and 2024, and currently sits at $2.5 million on a 2023 sale.
5. **Unique Style:** The artwork is a prime, small-scale example of Leigh's feminine bust sculptures with a distinct, particularly complex glazing treatment that appears to be unique among her oeuvre.
6. **Similar Sales Records:** Auction records for artworks similar in scale, style, and period are led by Clarendon (2015), which sold for $1.05M in 2022, Figure (Cobalt) (2021), which sold for $825k in 2023, and Untitled VI (Anatomy of Architecture Series) (2016), which sold for $819k in 2022.

For the purposes of this communication, 'Contemporary Artist' refers to any artist born in any country from 1945 to 1974. We endeavored to include all relevant works and transactions for this analysis, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Masterworks has offered investments in over 450 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Previous exit featuring artwork by Simone Leigh (Masterworks 181) not included in set of similar sales of live Offering (Masterworks 466) which comprise paintings by Simone Leigh with the following criteria: All figurative sculptures, excluding works with raffia, yellow paint (Birmingham, 2012), and steel armatures.

Artist Metrics

2024 Total Auction Sales	2024 Auction Lots Sold	All Time Record Price
$0	0	$2,500,000

Turnover by Year



6.5M
4.9M
3.3M
1.6M
12 13 14 15 16 17 18 19 20 21 22 23

Lots Auctioned



Sold
Unsold
9
6.75
4.5
2.25
12 13 14 15 16 17 18 19 20 21 22 23

Initial Offering Price **$555,000**

Offering Circular **sec.gov/edgar**

Painting









About Simone Leigh

Simone Leigh (b. 1967, Chicago) is a leading figure in contemporary sculpture, captivating an international audience with her ceramic and bronze sculptures that hybridize feminine Black figures with African diasporan motifs and vessels. In addition to her ceramics practice, Leigh maintains a video, installation, and community-based artistic practice. In 2022, Leigh made history as the first Black woman to represent the United States at the Venice Biennale and won the Golden Lion award for Best Participant.

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SIMONE
LEIGH

b. 1967, UNITED STATES



$555,000
INITIAL OFFERING

20.0%
ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

90.5%
RECORD PRICE APPRECIATION[3]

Glazed stoneware | 25 × 12 × 14 in.

Simone Leigh is an American sculptor, video and performance artist whose work centers and imaginatively expands the historical record as it pertains to the black

The Artwork is a prime, small-scale example of Simone Leigh's feminine busts. Simone Leigh describes her practice as auto-ethnographic, using materials and traditions drawn from West and South Africa. Her ceramic and stoneware busts of anonymous Black women investigate the complexities of feminism and racial politics. The more minimalist profile of the bust's silhouette allows for the texture of the distinct glazing to shine with its natural, almost tree bark-like finish. This specific glazing treatment appears to be unique and is particularly complex for Simone Leigh's practice. The Artwork was included in Simone Leigh's first major exhibition in Switzerland that was organized by Hauser & Wirth in 2021. The Artwork is a small-scale stoneware sculpture of a Black woman's head and an unnaturally elongated neck. Her features are soft and ambiguous and her short hair hugs the silhouette of her head. The natural gray-brown matte finish of the sculpture's stoneware is coated in a glossy darker brown dripping glaze. The cracking effect of the glaze creates an organic texture on the bust. Auction records for artworks similar in scale, style, and period are led by Clarendon (2015), which sold for $1,058,819 (£869,500) at Phillips London on June 30, 2022, followed by Figure (Cobalt) (2021), which sold for $825,500 at Phillips New York on May 17, 2023, to Masterworks 310 LLC, and Untitled VI (Anatomy of Architecture Series) (2016), which sold for $819,000 at Christie's New York on November 18, 2022.

Simone Leigh is currently represented by Matthew Marks Gallery. Leigh has held solo exhibitions at the Kitchen in New York, the Institute

AUCTION RECORDS FOR ARTWORKS SIMILAR IN STYLE, PERIOD, AND SIZE ARE LED BY CLARENDON (2015), WHICH SOLD FOR $1,058,819 (£869,500) AT PHILLIPS LONDON ON JUNE 30, 2022, AND BLUE/BLACK (2014), WHICH SOLD FOR $748,599 (£617,400) AT SOTHEBY'S LONDON ON JUNE 29, 2022.

of Contemporary Art in Boston, the Solomon R. Guggenheim Museum in New York, the Tate in London, the Studio Museum in Harlem, and the Hammer Museum in Los Angeles, among others. Her work is also featured in prestigious permanent collections around the world, including the Hammer Museum in Los Angeles, the Solomon R. Guggenheim Museum in New York, the Cleveland Museum of Art, and the Smithsonian American Art Museum in Washington, D.C. Leigh's meteoric institutional success is reflected in the artist's secondary market. Between 2022 and 2023 Leigh's auction turnover grew by 34%, and the average price paid for her work grew by 13%. Her auction records are currently led by Las Meninas II (2019), which sold for $3,085,000 at Sotheby's New York on May 18, 2023, Stick (2019), which sold for $2,712,000 at Christie's New York on May 15, 2023, and Birmingham (2012), which sold for $2,167,500 at Sotheby's New York on May 19, 2022.when it sold for $36,500,000 at Christie's New York.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


1058819
819000
825500
748599
630000
615192
432000
403200
337500
215255
237500
251848
1/1/2020
1/1/2021
1/1/2022
1/1/2023
1/1/2024

Simone Leigh (b. 1967, Chicago, Illinois) is a leading figure in contemporary sculpture, captivating an international audience with her ceramic and bronze sculptures that hybridize feminine Black figures with African diasporan motifs and vessels. Born to Nazarene missionary parents from Jamaica, Leigh grew up in a strict household. Despite her parents' disapproval, Leigh received her Bachelor of Fine Arts from the liberal Quaker school Earlham College, where she majored in art and minored in philosophy. Her studies led her to the teachings of post-structuralist French Feminism and to the medium of clay. While a student, she interned at the Smithsonian National Museum of African Art, where she began her lifelong investigation of African vessels. Unsure how to make a living as an artist, Leigh moved to New York to work in a ceramics supply store with a basement studio she could access. In 1992, she briefly joined a ceramics studio in a commune of predominantly white bohemians near Charlottesville, Virginia. She realized she was neither interested in making functional pottery nor in existing outside a Black community. She returned to New York the following year, where she fell in love and married her new roommate. She spent the rest of the decade focused on being a mother in Brooklyn, temporarily abandoning her studio practice. In 2001, she found her way back to ceramics after her marriage ended. Leigh held her first solo exhibition at Rush Arts Gallery later that year. She began traveling to Africa in the summers and participating in artist residencies. In 2010, she received the renowned residency at the Studio Museum in Harlem, which put her on the radar of contemporary curators. In addition to her ceramics practice, Leigh maintains a video, installation, and community-based artistic practice. In 2014, she created the Free People's Medical Clinic, a functioning holistic clinic with HIV testing, herbalism, yoga, and more in Weeksville, Brooklyn. Leigh followed this project with The Waiting Room in 2016 at the New Museum, which also offered free health services for Black women. That same year, she exhibited six ceramic rosette busts at the Parke Avenue Armory art fair, and it became a defining moment in her career when all six sold at the preview. She was awarded the Hugo Boss Prize in 2018 and was included in the Whitney Biennial the 2019. In 2019, Leigh also created a 16-foot bust of a Black woman titled Brick House for the High Line in New York, marking her foray into bronze sculpture. Leigh made history as the first Black woman to represent the United States at the 59th Venice Biennale in 2022, where she won the Golden Lion award for Best Participant. Leigh lives and works in Brooklyn, New York.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Simone Leigh with the following criteria: All figurative sculptures, excluding works with raffia, yellow paint (Birmingham, 2012), and steel armatures. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Simone Leigh have a record price compound annual growth rate ("CAGR") of 90.5% from November 17, 2017 to June 30, 2024. This calculation is based on (i) a record price of $35,000 on November 17, 2017, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $2,500,000, the most recent record price as of June 30, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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